EX. 99.28(p)(30)

IV. Virtus Code of Ethics

Amended and Restated October 1, 2017

A message from George Aylward, Chief Executive Officer

At Virtus Investment Partners, our goal is to be a distinctive and trusted provider of asset management products and services that is profitable, growing and consistently delivers value for our clients and shareholders. In this highly competitive industry we need to distinguish Virtus through our products, our service approach, and our values in managing our company.

Foremost among those values is the expectation I have that each member of the Virtus team adhere to the highest standards of legal and ethical conduct in all of our business dealings.

By demonstrating Virtus is a company that our clients can trust with their assets, a company that our distribution partners respect, and a company that all of our stakeholders think of with admiration, we can accomplish our business goals.

George Aylward
Chief Executive Officer
Virtus Investment Partners, Inc.